UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No: 6)*

PLBY Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72814P109

(CUSIP Number)

Audrey DiMarzo
801 Northpoint Parkway, Suite 129
West Palm Beach, FL 33407
(248) 594-4776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 72814P 109

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1	NAMES OF REPORTING PERSONS Suhail Rizvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,123,282 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,123,282
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,123,282 (1)(2)(3)(4)(5)(6)(7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.81% (8)
14	TYPE OF REPORTING PERSON IN

(1) Includes 32,496 restricted stock units (“RSUs”) in respect of shares of Common Stock which have vested or are scheduled to vest within sixty days of the date hereof. Does not include 4,998 unvested RSUs as they do not vest within sixty days of the date hereof.

(2) Includes shares held directly by Rizvi Opportunistic Equity Fund (TI), L.P. (“ROEF (TI)”), Rizvi Opportunistic Equity Fund I-B (TI), L.P. (“ROEF I-B (TI)”), Rizvi Opportunistic Equity Fund I-B, L.P. (“ROEF I-B”), Rizvi Opportunistic Equity Fund, L.P. (“ROEF”), Rizvi Traverse Partners, LLC (“RTP LLC”) and RT-ICON FF LLC (“RT FF”) (collectively, the “Rizvi Traverse Entities”). RTM-ICON, LLC (“RTM-ICON”) is the manager of RT FF. Rizvi Traverse Management, LLC (“Rizvi Traverse”) is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Includes shares held directly by Rizvi Opportunistic Equity Fund II, L.P. (“ROEF II”). Rizvi Traverse GP II, LLC (“RT GP II” and, together with Rizvi Master (as defined below), TCP (as defined below), ROEF II and Messrs. Rizvi and Giampetroni, the “Reporting Persons”) is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of ROEF II, RT GP II, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(4) Includes shares held directly by Rizvi Traverse Partners II, LLC (“RTP II LLC”). Rizvi Traverse Management II, LLC (“RTM II”) is the manager of RTP II LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RTM II. Each of RTM II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RTP II LLC, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(5) Includes shares held directly by Rizvi Interests Inc. (“Rizvi Interests”). Mr. Suhail Rizvi is the controlling shareholder of Rizvi Interests. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Interests, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(6) Includes shares held directly by Rizvi Master LLC (“Rizvi Master”). Mr. Suhail Rizvi is the manager of Rizvi Master. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Master, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(7) Includes shares held directly by RT ICON Holdings II LLC (“RT ICON Holdings II”). Rizvi Traverse CI Manager, LLC (“RTCIM”) is the manager of RT ICON Holdings II. Mr. Suhail Rizvi is the manager of RTCIM. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT ICON Holdings II, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(8) Based on 73,060,012 shares of Common Stock outstanding as of March 10, 2023, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023.

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1	NAMES OF REPORTING PERSONS John Giampetroni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,471,993
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,471,993
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,471,993 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.81% (5)
14	TYPE OF REPORTING PERSON IN

(1) Includes shares held directly by the Rizvi Traverse Entities. RTM-ICON is the manager of RT FF. Rizvi Traverse is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of ROEF II, RT GP II, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Includes shares held directly by RTP II LLC. RTM II is the manager of RTP II LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RTM II. Each of RTM II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RTP II LLC, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(4) Includes shares held directly by Traverse Capital Partners LLC (“TCP”). Mr. John Giampetroni owns all of the equity interests of TCP. Mr. Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by TCP, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(5) Based on 73,060,012 shares of Common Stock outstanding as of March 10, 2023, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023.

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1	NAMES OF REPORTING PERSONS Rizvi Opportunistic Equity Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,069,064
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,069,064
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,069,064 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.68% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 73,060,012 shares of Common Stock outstanding as of March 10, 2023, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023.

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1	NAMES OF REPORTING PERSONS Rizvi Traverse GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,069,064
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,069,064
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,069,064 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.68% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 73,060,012 shares of Common Stock outstanding as of March 10, 2023, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023.

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1	NAMES OF REPORTING PERSONS Rizvi Master LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,727,779
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,727,779
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,779 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10% (2)
14	TYPE OF REPORTING PERSON OO

(1) Mr. Suhail Rizvi is the manager of Rizvi Master. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Master, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 73,060,012 shares of Common Stock outstanding as of March 10, 2023, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023.

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1	NAMES OF REPORTING PERSONS Traverse Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,779,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,779,213
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,779,213 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.17% (2)
14	TYPE OF REPORTING PERSON OO

(1) Mr. John Giampetroni owns all of the equity interests of TCP. Mr. Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by TCP, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 73,060,012 shares of Common Stock outstanding as of March 10, 2023, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023.

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This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D supplements and amends the Statement on Schedule 13D of the Reporting Persons (as defined below) originally filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 16, 2021, Amendment No. 2 to Schedule 13D filed with the SEC on November 22, 2021, Amendment No. 3 to Schedule 13D filed with the SEC on March 8, 2022, Amendment No. 4 to Schedule 13D filed with the SEC on March 18, 2022 and Amendment No. 5 to Schedule 13D filed with the SEC on February 10, 2023 (as amended, the “Statement”). The Statement relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10960 Wilshire Blvd., Suite 2200, Los Angeles, California 90024. The Common Stock is listed on The Nasdaq Global Market and trades under the symbol “PLBY.”

This Amendment No. 6 is being filed to (i) report that on March 21, 2023, the Reporting Persons completed transfers of Common Stock pursuant to the terms of a Nominee Agreement dated January 23, 2023 (the “Nominee Agreement”), including the disposition of Common Stock owned by entities jointly controlled by Mr. Suhail Rizvi and Mr. John Giampetroni (the “Transferred Shares”) and the subsequent acquisition of the Transferred Shares by entities owned individually by Mr. Rizvi and Mr. Giampetroni, including Rizvi Master and TCP (each as defined below, and such transactions, the “Transfers”) and (ii) add Rizvi Master and TCP as Reporting Persons.

Except as otherwise set forth in this Amendment No. 6, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 6. This Amendment No. 6 should be read together with the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (1) Suhail Rizvi, a citizen of the United States; (2) John Giampetroni, a citizen of the United States; (3) Rizvi Opportunistic Equity Fund II, L.P., a Delaware limited partnership (“ROEF II”); (3) Rizvi Traverse GP II, LLC, a Delaware limited liability company (“RT GP II”), (5) Rizvi Master LLC, a Delaware limited liability company (“Rizvi Master”) and (6) Traverse Capital Partners LLC, a Michigan limited liability company (“TCP”).

The address of the principal office of Mr. Rizvi, Mr. Giampetroni, ROEF II and RT GP II is c/o Rizvi Traverse Management, LLC, 801 Northpoint Parkway, Suite 129, West Palm Beach, Florida 33407. The address of the principal office of Rizvi Master is 13765 Fairlane Court, Wellington, Florida 33414. The address of the principal office of TCP is 135 Chilean Avenue, Palm Beach, Florida 33480.

Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Master, of which Mr. Rizvi serves as manager. Mr. Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by TCP, of which Mr. Giampetroni owns all of the equity interests.

RT GP II is the general partner of ROEF II. Messrs. Rizvi and Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of common stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

ROEF II, Rizvi Master and TCP are primarily engaged in the business of investing in securities. RT GP II is primarily engaged in the business of serving as the general partner of ROEF II.

Mr. Rizvi’s present principal occupation or employment is serving as co-founder and Chief Investment Officer of Rizvi Traverse Management, LLC (“Rizvi Traverse”), manager of Rizvi Master and Chairman of the Issuer. Mr. Giampetroni’s present principal occupation or employment is serving as co-founder, Chief Operating Officer and member of the Investment Committee of Rizvi Traverse.

During the past five years, none of the Reporting Persons, nor any director, executive officer or controlling person of any of the Reporting Persons, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

The response to Item 4 of each cover page is incorporated herein by reference for each Reporting Person’s citizenship.

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Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

On March 21, 2023, the Reporting Persons completed the Transfers pursuant to the Nominee Agreement. Among other transactions, ROEF II transferred 3,627,296 shares of Common Stock to each of Rizvi Master and TCP and RTP II LLC transferred 47,701 shares of Common Stock to each of Rizvi Master and TCP. The Transfers were made for no consideration, as the purchase price paid by ROEF II and RTP II LLC upon acquisition of the Transferred Shares was advanced by Rizvi Master and TCP, respectively, pursuant to the terms of the Nominee Agreement.

Item 5.	Interest in Securities of the Issuer

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(a) and (b) – The following responses are based on 73,060,012 shares of Common Stock outstanding as of March 10, 2023, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023.

(c) – Except as set forth in this Statement, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Not applicable.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Form of Subscription Agreement, dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.2*	Form of Registration Rights Agreement dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.3*	Investor Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.4*	Amended and Restated Registration Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC, and each of the other shareholders whose names are listed on Exhibit A thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.5*	Form of Lock-Up Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.6*	Director Voting Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC and Drawbridge Special Opportunities Fund LP (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.7	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

99.8*	Standstill Agreement, dated as of January 30, 2023, by and among PLBY Group, Inc. and affiliates of Rizvi Traverse Management (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 2, 2023).

 * Previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023	By:	/s/ Suhail Rizvi

Dated: March 31, 2023	By:	/s/ John Giampetroni

Dated: March 31, 2023	Rizvi Opportunistic Equity Fund II, L.P. By: Rizvi Traverse GP II, LLC, its General Partner

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Managing Director

Dated: March 31, 2023	Rizvi Traverse GP II, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Managing Director

Dated: March 31, 2023	Rizvi Master LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Manager

Dated: March 31, 2023	Traverse Capital Partners LLC

	By:	/s/ John Giampetroni
	Name:	John Giampetroni
	Title:	Member